SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders of BRASKEM S.A. (“Company”)  are hereby called to attend the Extraordinary General Meeting, which will be held at the Company’s headquarters located at Rua Eteno, 1561, Pólo Petroquímico, in the Municipality of Camaçari, State of Bahia, on February 28, 2012, at 10:30 a.m., in order to deliberate on the following agenda: 1) Ratification of the appointment and contracting of the specialized company responsible for the preparation of the appraisal report of the book net equity of Company Ideom Tecnologia Ltda. (“Ideom”); 2) Evaluation and deliberation on the appraisal report mentioned in item (1) above; 3) Review, discussion and deliberation on the Protocol and Justification of Merger of Ideom into the Company and other documents related to such merger; 4) Deliberation on the merger proposal of Ideom into the Company, without increase in its share capital; 5) Deliberation on the alteration to the composition of the Company’s Board of Directors; 6) Deliberation on the amendment and consolidation of the Company’s bylaws pursuant to the proposal by the administration in order to, among other objectives, adapt them to the Level 1 Minimum Statutory Clauses of BM&FBOVESPA S.A.- Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock, Commodities and Futures Exchange) due to amendment of the Level 1 Listing Regulation.

Camaçari/BA, February 10, 2012.

Marcelo Bahia Odebrecht

Chairman of the Board of Directors

General Information:

1. The documents related to the items of the agenda were made available to the Company’s shareholders as established in CVM Ruling No. 481/09, and may be accessed through the website of the Brazilian Securities Commission (CVM) (www.cvm.gov.br), of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br), or of the Company (www.braskem.com.br/ri).

2. The Company’s Management requests that the shareholders file with the Company, at least 72 hours before the date set for the Extraordinary General Meeting, the following documents: (i) slip issued by the financial institution, which is the escrow agent of the book-entry shares held thereby, up to 8 days before the date of the Extraordinary General Meeting; (ii) power of attorney, duly regularized pursuant to law, in the event a shareholder is represented by a proxy, with certification of grantor’s signature; and/or (iii) as to the shareholders participating in the fungible custody of registered shares, the statement indicating the respective ownership interest, issued by the competent body. The shareholder or the respective legal representative shall attend the Extraordinary General Meeting with his/her proper identity documents.

3.  In view of the Health, Security and Environment Rules (SSMA) in force at the Company’s headquarters, which establish the guidelines for access control and circulation of persons and vehicles in the internal and external areas of the headquarters, the shareholders, as well as their legal representatives at the Meeting convened herein are requested to arrive at least 30 minutes before the time of beginning of the Meeting, seeking to assure compliance with the training procedures of basic instructions of SSMA in force at the Company, which are available for consultation at its headquarters.

PROTOCOL AND JUSTIFICATION OF MERGER OF IDEOM TECNOLOGIA LTDA.

Entered into by and between

IDEOM TECNOLOGIA LTDA., a limited liability company with its principal place of business located in the Municipality of Camaçari, State of Bahia, at Rua Eteno, 1561, Prédio Administrativo III, Pólo Petroquímico de Camaçari, CEP 42810-000, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 10.281.781/0001-93, with its articles of incorporation duly filed with the Commercial Registry of the State of Bahia under NIRE No. 29203259976, herein represented pursuant to its Articles of Association, hereinafter referred to simply as “MERGEE” or “IDEOM”; and

BRASKEM S.A., a publicly-held joint-stock company, with its principal place of business located in the Municipality of Camaçari, State of Bahia, at Rua Eteno, 1561, enrolled in the CNPJ/MF under No. 42.150.391/0001-70, with its articles of incorporation duly filed with the Commercial Registry of the State of Bahia under NIRE No. 29.300.006.939, herein represented pursuant to its Bylaws, hereinafter referred to simply as “MERGOR” or “BRASKEM”;

MERGOR and  MERGEE, jointly referred to simply as “PARTIES”,

WHEREAS:

(i)        IDEOM is a limited liability company with a fully subscribed and paid up share capital of twenty-four million, four hundred thousand, nine hundred and seventy-four Reais and thirty-eight centavos (R$ 24,400,974.38), represented by twenty-four million, four hundred thousand, nine hundred and seventy-four (24,400,974) shares with a value of one Real (R$ 1.00) each, all held by BRASKEM.

 (ii)      the transaction of merger of MERGEE  into MERGOR  will simplify the current corporate structure by consolidating the PARTIES’  activities into one single company, therefore capturing synergies and reducing financial, tax and operating costs; and

(iii)      the book appraisal report of MERGEE’s net equity is in accordance with the applicable laws and regulations and with the merger transaction that is the subject matter of this protocol and justification;

(A free translation of the original in Portuguese)

Ideom Tecnologia Ltda.

Appraisal Report on the Net Book Equity Value Determined Based on the Accounting Records at December 31, 2011

(A free translation of the original in Portuguese)

Appraisal Report on the Net Book Equity Value Determined Based on the Accounting Records

To the Management and Quotaholders
Ideom Tecnologia Ltda.

Information on the audit firm

1 PricewaterhouseCoopers Auditores Independentes, a firm of professionals headquartered in the capital of the State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, and with a branch in this Capital of the State of Bahia, Salvador, at Avenida Tancredo Neves, 620, 30th floor, suites 3001 and 3012 and 34th floor, Condomínio Mundo Plaza, Caminho das Árvores, CEP 41820-020, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0004-73, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5 and as a branch in the Regional Accounting Council of the State of Bahia under No. 2SP000160/O-5 "F" BA, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo - SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo - SP, with the last amendment dated January 2, 2012 in the process of registration at the 2nd Registry Office of Deeds and Documents of the State of São Paulo - SP, herein represented by the undersigned partner, Mr. Fábio Cajazeira Mendes, Brazilian, married, accountant, holder of Identity Card No. 40147495, enrolled in the Individual Taxpayers' Register (CPF) under No. 486.137.205-44 and the Regional Accounting Council of the State of Bahia under No. 1SP196825/O-0 "S" BA, resident and domiciled in the State of Bahia, with office at the same address of the principal, is appointed as an expert by the management of Ideom Tecnologia Ltda. (Company) to proceed with the appraisal of the net book equity value as of December 31, 2011, according to accounting practices adopted in Brazil. The results of this appraisal work are presented below.

The objective of the appraisal

2 The objective of the appraisal of the net book equity value as of December 31, 2011 of Ideom Tecnologia Ltda. is its merger by Braskem S.A. up to February 29, 2012.

Management's responsibility for the accounting information

3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error.

2

PricewaterhouseCoopers, Av. Tancredo Neves 620, 30º e 34º, Ed. Empresarial Mundo Plaza, Caminho das Árvores, Salvador, BA, Brasil 41820-020, T: (71) 3319-1900, F: (71) 3319-1937, www.pwc.com/br

pwc

Ideom Tecnologia Ltda.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion on the net book equity value of the Company as of December 31, 2011, based on audit procedures applied to the Company's balance sheet. Our audit was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity used for the preparation of our appraisal report is free from material misstatement.

5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion

Conclusion

6 Based on our work, we conclude that the amount of R$ 20,761,736.02 (twenty million, seven hundred and sixty-one thousand and seven hundred and thirty-six reais and two cents), according to the balance sheet at December 31, 2011, as stated in the accounting records and summarized in the Attachment hereto, represents, in all material respects, the net book equity of Ideom Tecnologia Ltda., appraised in accordance with accounting practices adopted in Brazil.

7 In compliance with the requirements of the Brazilian Securities Commission, we inform that:

(a) in accordance with the professional standards established by the Federal Accounting Council, we are not aware of any direct or indirect conflict of interest, nor of any other circumstances that represent conflict of interest, in relation to the services provided by us and which are described above; and

(b) we are not aware of any measure taken by the Company's majority quotaholder or managers with the objective of directing, limiting, making difficult or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions.

Salvador, January 27, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes
Contador CRC 1SP196825/O-0 "S" BA

3

(A free translation of the original in Portuguese)

Attachment to the Appraisal Report on the Net Book Equity Value
Determined Based on the Accounting Records
Issued on January 27, 2012

Ideom Tecnologia Ltda.

Summarized Balance Sheet
at December 31, 2011

Assets	Reais	Liabilities and equity	Reais
Current assets		Current liabilities	
Cash and cash equivalents	2,286,127.51	Trade payables	1,734,496.43
Trade receivables	19,484,014.40	Taxes payable	4,520,874.02
Inventories	1,359,150.06	Salaries and payroll charges	433,952.63
Taxes recoverable	614,826.26	Other payables	2,977.59
Other receivables	598,175.08		6,692,300.67
	24,342,293.31	Non-current liabilities	
		Related parties	8,987,260.86
		Deferred revenue from subsidies	3,617,169.95
			12,604,430.81
Non-current assets			
Taxes recoverable	139,183.26	Equity	
Property, plant and equipment	15,576,990.93	Capital	24,400,974.38
	15,716,174.19	Accumulated deficit	(3,639,238.36)
			20,761,736.02
Total assets	40,058,467.50	Total liabilities and equity	40,058,467.50

* * *

This attachment is an integral and inseparable part of the Appraisal Report on the Net Book Equity Value Determined through the Accounting Books of Ideom Tecnologia Ltda., issued by PricewaterhouseCoopers Auditores Independentes on January 27, 2012.

4

Ideom Tecnologia Ltda.

Financial Statements at December 31, 2011

Ideom Tecnologia Ltda.

Balance Sheet
Years ended December 31
Amounts in reais

	2011	2010
Assets		
Current assets		
Cash and cash equivalents	2.286.128	1.577.373
Trade account receivables	19.484.014	
Inventories	1.359.150	89.756
Taxes recoverable	614.826	1.006.769
Other receivables	598.175	148.015
	24.342.293	2.821.913
Non-current assets		
Taxes recoverable	139.183	623
Property, plant and equipment	15.576.991	10.632.138
	15.716.174	10.632.761
Total assets	40.058.468	13.454.674
Current liabilities		
Suppliers	1.734.496	2.794.946
Taxes payable	4.520.874	2.254.266
Payroll and related charges	433.953	400.117
Other accounts payable	2.978	340.984
	6.692.301	5.790.313
Non-current liabilities		
Related parties	8.987.261	7.180.375
Deferred income	3.617.170	1.400.900
	12.604.431	8.581.275
Equity		
Capital	24.400.974	700.000
Accumulated deficit	(1.616.914)	(2.668.896)
Net income (loss) for the year	(2.022.324)	1.051.982
	20.761.736	(916.914)
Total liabilities and equity	40.058.468	13.454.674

Nélia Cristina de Santana

Nélia Cristina de Santana
CRC/BA 019.740/O
CPF: 922.441.145-20

Ideom Tecnologia Ltda.

Statement of operations
Amounts in reais

	2011	2010
Gross revenue from services rendered		
Domestic	19,484,014	16,996,583
Tax	(2,386,800)	(1,995,950)
Net services from services rendered	**17,097,215**	**15,000,633**
Gross profit	**17,097,215**	**15,000,633**
Income (expenses)		
Research and development	(19,139,855)	(12,663,635)
General and administrative	(5,023)	(17,181)
Depreciation	(66,797)	
Other operating income	539,556	
Operating profit (loss) before financial income result	**(1,574,903)**	**2,319,817**
Financial income (expenses)		
Financial expenses	(647,650)	(997,480)
Financial income	200,229	37,576
	(447,421)	**(959,904)**
Profit (loss) before income and tax social contribution	**(2,022,324)**	**1,359,913**
Current income tax and social contribution		(307,931)
		(307,931)
Profit (loss) for the year	**(2,022,324)**	**1,051,982**

Nélia Cristina de Santana

Nélia Cristina de Santana
CRC/BA 019.740/O
CPF: 922.441.145-20

Exhibit 1

BRASKEM S.A.

CNPJ/MF No. 42.150.391/0001-70

OPINION FROM THE AUDIT COMMITTEE

The undersigned members of the Audit Committee of BRASKEM S.A., in the exercise of the competence set forth in the article 163, item III of the Law no. 6,404/76, at meeting held on the date hereof, after examining all documents related to the proposal of merger of Ideom Tecnologia Ltda. (“Ideom”) into the Company, namely: Protocol of Justification of the Merger, containing the reasons, purposes, criteria and conditions of the transaction, the Accounting Appraisal Report of the Ideom’s Net Equity, on the base date of December 31, 2011, elaborated by the specialized company of auditing PricewaterhouseCoopers Auditores Independentes, established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, 1º ao 18º andares, Torre Torino, with a branch in the City of Salvador, at Av. Tancredo Neves, 620, 30º ao 34º andares, Edifício Empresarial Mundo Plaza, Caminho das Árvores, CEP 41820-020, secondary registered at Regional Accounting Council of the State of Bahia under the no. CRC 2SR000160/O-5 “F” BA, and enrolled in the National Register of Legal Entities of Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0004-73 (“PwC”), and Ideom’s Financial Statements, accompanied by the opinion of the respective independent auditors, concluded, unanimously, that the examined documents are in order, reason why they understand that the transaction of Merger and legal consequences arising from it are a legitimate representation of Company’s shareholders and are in compliance with the applicable legal and statutory rules and procedures, issuing a favorable opinion as to the approval of the aforementioned documents and proposal by the Extraordinary General Meeting to be called.

São Paulo/SP, February 6, 2012.

Maria Alice Ferreira D. Cavalcanti                                Ismael Campos de Abreu

Sitting Member and Chairman                                      Sitting Member

Aluizio da Rocha Coelho Neto                                     Manoel Mota Fonseca

Sitting Member                                                              Sitting Member

Antonio Luiz Vianna de Souza

Sitting Member

Headquarters/Factory: Camaçari/BA - Rua Eteno, 1561, Pólo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Av. Antonio Carlos Magalhães, 3224, 20,21 e 22 andares, Caminho das Arvores, Pituba - CEP 41.820-000 São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197.

Information on Appraisers

(Exhibit 21 of ICVM 481)

1.         List the appraisers recommended by the management

Answer: The Company’s management hired PricewaterhouseCoopers Auditores Independentes, established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, 1º ao 18º andar, Torre Torino, with a branch in the City of Salvador, at Av. Tancredo Neves, 620, 30º e 34º andares, Edifício Empresarial Mundo Plaza, Caminho das Árvores, CEP 41820-020, secondarily registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP000160/O-5 “F” BA, enrolled in the National Register of Legal Entities (CNPJ) under No. 61.562.112/0004-73 (“PwC”), to conduct an appraisal of the book net equity of Ideom Tecnologia Ltda. (“Ideom”).

2.         Describe the qualifications of the recommended appraisers

Answer: PwC was designated by the Company’s management to issue the appraisal report on the book net equity of Ideom firstly because PwC is one of the largest auditing companies in the country and additionally because such auditing company currently audits Ideom, which makes it the most qualified company to confirm the net equity value of Ideom, and guarantees synergy between the recently performed reviews and the referred equity appraisal. Furthermore, PwC possesses extensive experience in this type of work, with several similar reports filed with the Brazilian Securities Commission.

3.         Provide a copy of the work proposals and compensation for the recommended appraisers

Answer: A copy of the work proposal and compensation for the appraisers was made available to the Company’s shareholders through the IPE System and may be consulted through the websites of CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

4.         Describe any relevant relationship existing in the last three (3) years between the recommended appraisers and parties related to the company, as defined by the accounting rules regarding this subject.

Answer: PwC renders audit services to the company holding the share control of the Company, to its controlled companies and the controlled companies of the Company itself.

1

(A free translation of the original in Portuguese)

THIRD AMENDMENT TO THE ENGAGEMENT LETTER FOR PROFESSIONAL SERVICES

By the present instrument, and on the best terms of the law, the parties identified below are hereinafter jointly denominated as "parties" and individually and indistinctly as "party":

Braskem S.A., headquartered in the city of Camaçari, State of Bahia, at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, enrolled in the National Corporate Taxpayers' Registry (CNPJ/MF) under No. 42.150.391/0001-70 and with a branch established in the city of Salvador, State of Bahia, at Av. Antonio Carlos Magalhães, 3244, 21st floor - Caminho das Árvores, enrolled in the National Corporate Taxpayers' Registry (CNPJ/MF) under No. 42.150.391/0002-51, herein represented as established in its articles of incorporation by its undersigned legal representatives, hereinafter referred to as ("**Contracting Party**");

Ideom Tecnologia Ltda., headquartered in the City of Salvador, State of Bahia, at Rua Eteno, 1561, Prédio Administrativo III, Polo Petroquímico de Camaçari, enrolled in the National Corporate Taxpayers' Registry (CNPJ/MF) under No. 10.281.781/0001-93, herein represented as established in its articles of association by its undersigned legal representative(s), hereinafter referred to as ("**Consenting Intervening Party**");
and,

PricewaterhouseCoopers Auditores Independentes, headquartered in the Capital City of the State of São Paulo and branch established in the city of Salvador, State of Bahia, at Avenida Tancredo Neves, 620, Ed. Empresarial Mundo Plaza, 30th and 34th floors, enrolled in the National Corporate Taxpayers' Registry (CNPJ/MF) under No. 61.562.112/0004-73, herein represented as established in its Articles of Association by its undersigned partner, hereinafter referred to as ("**Contracted Party**");

Whereas:

a) The parties entered into an Engagement Letter for Professional Services dated April 14, 2010 (hereinafter "Engagement Letter"), whereby the **Contracted Party** agreed to render to the **Contracting Party** audit services for the year ended December 31, 2010 ("Services");

BRASKEM
JURÍDICO

pwc

b) The parties entered into the First and Second Amendments to the Engagement Letter with the purpose of adding new services and, consequently, complementing the value of the fees previously contracted;

c) The **Contracted Party** and the **Contracting Party** decided to include, on January 3, 2012, in the scope of the Services established in the Engagement Letter, audit services in the **Consenting Intervening Party**, and, consequently, complement the value of the professional fees previously contracted;

the Parties covenant and agree to sign this Third Amendment to the Engagement Letter that shall be ruled by the terms and conditions established below:

I - The parties mutually agree to add to the scope of the Engagement Letter the rendering of the audit services, as listed below, requested by the **Contracting Party** and to be performed in the **Consenting Intervening Party**:

(a) audit of the balance sheet, statement of income for the year and statement of changes in equity at December 31, 2011; and
(b) issue of an appraisal report on the net book equity value of the **Consenting Intervening Party** at December 31, 2011, to be used in the process of merger of the **Consenting Intervening Party** into the **Contracting Party**.

II - The parties, due to the additional services contracted, add to the amount initially established in the Engagement Letter, R$ 27,000.00 (twenty-seven thousand reais), to be paid in one sole installment, falling due on January 31, 2012, in which the taxes, rates, contributions and other charges that may levy on the services contracted herein are already included, according to the effective legislation at the time of the billings.

III - The Consenting Intervening Party declares to agree with the performance of the services agreed herein, and is committed to provide to the **Contracted Party** all the documents, information and accesses necessary for the **Contracted Party**, as required and within the term agreed with the **Contracting Party**, to be able to carry out all the services.

IV - The parties mutually agree and establish that the schedule for rendering the additional services contracted herein shall be set by the parties as agreed before the beginning of the rendering of the new services.

2 of 3

BRASKEM S.A. JURÍDICO

V - As there are no further issues to deal with, all the other clauses and conditions established in the Engagement Letter remain effective, unchanged and ratified, provided that they have not been altered in the current Amendment.

In witness hereof, the parties hereto have executed this Agreement in 02 (two) copies with the same wording, in the presence of the 02 (two) undersigned witnesses.

Salvador, January 27, 2012.

____

PricewaterhouseCoopers Auditores Independentes
Fábio Cajazeira Mendes
Partner in charge
Contador CRC 2SP000160/O-5 "F" BA

____

Braskem S.A.

Fernando Musa
Vice-Presidente
Planejamento e Produtividade

____

Braskem S.A.

____

Ideom Tecnologia Ltda.

Witnesses:

1) ______________________
Name: JOEL BENEDITO JUNIOR
CPF: 695 508 088-13

2) ______________________
Name: VINICIUS FERREIRA BRITTO REGO
CPF: 929336 105-15

3 of 3

BRASKEM S.A.
JURÍDICO

Current Wording	Proposal Wording	Comparative Wording	Comments/Justifications
CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION.	CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION	CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION	Wording unaltered.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

Wording unaltered.
There is no correspondent provision.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the BM&FBovespa Level 1 Listing Regulation (“Regulation”).

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the BM&FBovespa Level 1 Listing Regulation (“Regulation”).

Inclusion of the minimum mandatory clause pursuant to the terms of the BM&FBovespa Level 1 Regulation.

Sole Paragraph - The Company may, through a document signed by its Executive Board, constitute branches, agencies and offices in any part of Brazil or outside it.	Second Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.	~~Sole~~Second Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.	Improvement of the wording.
Article 2 - The objectives of the Company are as follows:	Article 2 - The objectives of the Company are as follows:	Article 2 - The objectives of the Company are as follows:	Wording of main section unaltered.
a) the manufacture, trading, import and export of chemical and petrochemical products;	a) the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives.	a) the manufacture, trading, import and export of chemical and petrochemical products; and petrochemical derivatives.	Alteration made to encompass the services provided as a result of the takeover of other companies by the Company.

b) production of goods for use by component companies of the Northeastern Petrochemical Complex, such as: the supply of steam, water, compressed air, industrial gases, electricity, as well as the provision of various services to the same companies;

b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services;

b) production, distribution and trading of ~~goods for use by component companies of the Northeastern Petrochemical Complex~~,units  such as: ~~the supply of~~ steam, water, compressed air, industrial gases, ~~electricity,~~  as well as the provision of ~~various~~industrial services ~~to the same companies;~~;

Alteration made to encompass the services of other companies incorporated by the Company.

There is no correspondent provision.	c) production, distribution and trading of electricity for its own consumption and that of other companies;	c) production, distribution and trading of electricity for its own consumption and that of other companies;	Inclusion of the provision to encompass other services provided by the Company and simplification of the wording by eliminating paragraphs 1, 2 and 3 of this Article 2.
c) the taking of holdings in other companies as a holder of quotas or shares;	d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; and	d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; and	Improvement of the wording.
d) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives.	e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives.	~~d~~e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives.	Orthographical adaptation.

First Paragraph - The Company may produce, transform and distribute electricity to its various production units, as well as to its user/shareholders, always in accordance with the required authorizations of the National Department of Water and Energy.

~~First Paragraph - The Company may produce, transform and distribute electricity to its various production units, as well as to its user/shareholders, always in accordance with the required authorizations of the National Department of Water and Energy.~~

Exclusion of this paragraph 1 seeking to include the activities mentioned therein in the lines above.

Second Paragraph - For the purposes of the first paragraph of this Article, a user/shareholder is understood as a corporate entity with a production unit located within the Northeastern Petrochemical Complex that holds a stake in the Company in proportion to its consumption of goods and services.

~~Second Paragraph - For the purposes of the first paragraph of this Article, a user/shareholder is understood as a corporate entity with a production unit 2 located within the Northeastern Petrochemical Complex that holds a stake in the Company in proportion to its consumption of goods and services.~~

Exclusion of this paragraph 2 seeking to include the activities mentioned therein in the lines above.

Third Paragraph - The Company’s activities are of a commercial nature, except with regard to electricity, for which the supply costs will be shared jointly, in proportion to the share of each party in total consumption.

~~Third Paragraph - The Company’s activities are of a commercial nature, except with regard to electricity, for which the supply costs will be shared jointly, in proportion to the share of each party in total consumption.~~

Exclusion of this paragraph 3 seeking to include the activities mentioned therein in the lines above.
Article 3 - The Company’s term of duration is unspecified.	Article 3 - The Company’s term of duration is unspecified.	Article 3 - The Company’s term of duration is unspecified.	Wording unaltered.
CHAPTER II CAPITAL STOCK AND SHARES	CHAPTER II CAPITAL STOCK AND SHARES	CHAPTER II CAPITAL STOCK AND SHARES	Wording unaltered.

Article 4 -  The Capital Stock is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into eight hundred and one million, six hundred and sixty-five thousand, six hundred and seventeen (801,665,617) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred and forty-nine million, four hundred and two thousand, seven hundred and thirty-six (349,402,736) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.

Article 4 -  The Capital Stock is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into eight hundred and one million, six hundred and sixty-five thousand, six hundred and seventeen (801,665,617) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred and forty-nine million, four hundred and two thousand, seven hundred and thirty-six (349,402,736) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.

Article 4 -  The Capital Stock is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into eight hundred and one million, six hundred and sixty-five thousand, six hundred and seventeen (801,665,617) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred and forty-nine million, four hundred and two thousand, seven hundred and thirty-six (349,402,736) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.

Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized to increase its Capital Stock up to the limit of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731)   are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593,818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970)  shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731)  are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421)  are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593,818)  are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock ~~up to the limit~~until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970)  shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731)  are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421)  are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593,818)  are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Improvement of the wording.
Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified.

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified~~.~~ , dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Inclusion of legal grounds.
Article 5 - The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.	Article 5 - The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.	Article 5 - The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.	Wording unaltered.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No. 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No. 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No. 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No. 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No. 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Wording unaltered.

Article 6 - All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

Article 6 - All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

Article 6 - All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

Wording of main section unaltered.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No. 6,404/76.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No. 6,404/76.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No. 6,404/76.

Wording unaltered.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish:  (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish:  (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish:  (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Wording unaltered.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Wording unaltered.
Article 7 - Subscription and payment in full for the shares will be subject to the following criteria:	Article 7 - Subscription and payment in full for the shares will be subject to the following criteria:	Article 7 - Subscription and payment in full for the shares will be subject to the following criteria:	Wording of main section unaltered.
a) the issue, quantity, price, types or classes of shares to be issued by the Company will be established by the Board of Directors, in accordance with the terms of the Authorized Capital;

a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis;

a) the issue, quantity, price, types or classes of shares to be issued by the Company ~~will~~shall, depending on the case,  be established by either the General Meeting or the Board of Directors, ~~in accordance with the terms of~~always observing the Authorized Capital~~;~~  in the latter hypothesis;

Alteration of the wording seeking to align this provision with the provision in item II of article 166 of Law No. 6,404/76 (“Corporation Law”).

b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation;	b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation;	b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation;	Wording unaltered.
c) the period for making full payment for the subscribed shares will be established by the Board of Directors for each capital increase;	c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase;	c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, as the case may be, for each capital increase;	Alteration of the wording seeking to make it compatible with the provision in line “a” of this article 7 and in item II of article 166 of the Corporation Law.
d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting;	d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting;	d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting;	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No. 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares;

e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No. 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares;

e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No. 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares;

Wording unaltered.

f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication in the Official Gazette of the Commercial Registry Certificate of the filing of the relevant minutes;

f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders;

f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication ~~in the Official Gazette of the Commercial Registry Certificate of the filing of the relevant minutes;~~of the respective notice to shareholders;

Improvement of the wording seeking to provide greater agility, and alignment with market practices and the provisions of article 171, paragraph 4 of the Corporation Law.

g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.	g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.	g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.	Wording unaltered.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

The suggested alteration seeks to improve the wording in compliance with the provisions of article 172, main section of the Corporation Law.

Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.	Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.	Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.
Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges:	Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges:	Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges:	Wording unaltered.

a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “h” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 44, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year;

a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 44, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year;

a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “~~h~~g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 44, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year;

Alteration resulting from compensation of the lines of this article due to exclusion of line “d” below.

b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article;	b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article;	b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article;	Wording unaltered.

c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “h” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article;

c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article;

c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “~~h~~g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article;

Alteration resulting from compensation of the lines of this article due to exclusion of line “d” below.

d) without restriction and under equal conditions, the class “A” and “B” preferred shares will have the same entitlement as the voting shares, to shares arising from the monetary correction of the Company’s capital;

~~d) without restriction and under equal conditions, the class “A” and “B” preferred shares will have the same entitlement as the voting shares, to shares arising from the monetary correction of the Company’s capital;~~

Exclusion of line “d” due to the end of the practice of monetary correction of the capital stock and consequent compensation of the subsequent lines.
e) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock;	d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock;	~~e~~d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock;	Wording unaltered.

f) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock;	e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock;	~~f~~e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock;	Wording unaltered.

g) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription;

f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription;

~~g~~f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription;

Wording unaltered.

h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.	g) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.	~~h~~g) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.	Wording unaltered.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

Wording unaltered.

CHAPTER III JOINT SALE RIGHTS	CHAPTER III JOINT SALE RIGHTS	CHAPTER III JOINT SALE RIGHTS	Wording unaltered.

Article 10 - In the event that the controller(s) of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 10 - In the event that the controller(s) of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 10 - In the event that the controller(s) of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Wording unaltered.

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the disposing party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the disposing party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the disposing party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Wording unaltered.

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Wording unaltered.

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

Wording unaltered.

CHAPTER IV PERMANENT BODIES OF THE COMPANY	CHAPTER IV PERMANENT BODIES OF THE COMPANY	CHAPTER IV PERMANENT BODIES OF THE COMPANY	Wording unaltered.
Article 13 - The following are permanent Bodies of the Company:	Article 13 - The following are permanent Bodies of the Company:	Article 13 - The following are permanent Bodies of the Company:	Wording unaltered.
a) the General Meeting;	a) the General Meeting;	a) the General Meeting;	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.
b) the Board of Directors;	b) the Board of Directors;	b) the Board of Directors;	Wording unaltered.
c) the Executive Board.	c) the Executive Board;	c) the Executive Board;	Wording unaltered.
There is no correspondent provision.	d) the Fiscal Board	d) the Fiscal Board	Inclusion made to establish the Fiscal Council as the permanent body of the Company, pursuant to the terms of article 40 of the Company Bylaws.
CHAPTER V THE GENERAL MEETING	CHAPTER V THE GENERAL MEETING	CHAPTER V THE GENERAL MEETING	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.	Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.	Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.
Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.	Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.	Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.
Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.	Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.	Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in custody at the financial institution indicated by the Company, up to 8 (eight) days prior to the holding of the said Meeting.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in custody at the financial institution indicated by the Company, up to 8 (eight) days prior to the holding of the said Meeting.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in custody at the financial institution indicated by the Company, up to 8 (eight) days prior to the holding of the said Meeting.

Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.
Sole Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and the rules published by the Brazilian Securities Commission.	First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and the rules published by the Brazilian Securities Commission.	~~Sole~~First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and the rules published by the Brazilian Securities Commission.	Alteration of the numbering due to insertion of the paragraphs below.

There is no correspondent provision.

Second Paragraph – For purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Second Paragraph – For purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Inclusion of the provision seeks to set forth, also in the Bylaws, the procedure and rules for exercising of multiple or individual votes, pursuant to the sixth paragraph of article 141 of the Corporation Law.

There is no correspondent provision.	Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.	Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.	Reallocation of the provision in the former main section of Article 17 seeking better organization of the Company Bylaws.

Article 17 - After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.	Article 17 The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

Article 17 ~~- After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the~~

The General Meeting.  shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

The wording excluded is provided for in the current paragraph 3 of Article 16 above.
There is no correspondent provision.

      i.        altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;

     ii.        creation of classes of preferred shares more favorable than the existing classes;

    iii.        conversion of preferred shares into common shares of the Company;

    iv.        participation in a group of companies, according to the definition contained in Article 265 of Law No. 6,404/76;

     v.        amendment to the Company’s bylaws;

    vi.        increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;

   vii.        transformation, consolidation, spin-off, merger or merger of shares involving the Company;

  viii.        increase or reduction in the number of members in the Company’s Board of Directors;

    ix.        ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;

     x.        alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;

    xi.        issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiii, below;

   xii.        decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held company;

  xiii.        appraisal of the assets which the shareholder contributes to the Capital of Stock increase;

  xiv.        election and substitution of members of the Board of Directors and Fiscal Council; and

   xv.        determination of the annual compensation of administrators.

      i.        altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;

     ii.        creation of classes of preferred shares more favorable than the existing classes;

    iii.        conversion of preferred shares into common shares of the Company;

    iv.        participation in a group of companies, according to the definition contained in Article 265 of Law No. 6,404/76;

     v.        amendment to the Company’s bylaws;

    vi.        increase or reduction of the Company’s  Capital of Stock  beyond the limit of the authorized capital, as well as redemption or amortization of its shares;

   vii.        transformation, consolidation, spin-off, merger or merger of shares involving the Company;

  viii.        increase or reduction in the number of members in the Company’s Board of Directors;

    ix.        ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;

     x.        alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;

    xi.        issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiii, below;

   xii.        decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held company;

  xiii.        appraisal of the assets which the shareholder contributes to the Capital of Stock  increase;

  xiv.        election and substitution of members of the Board of Directors and Fiscal Council; and

   xv.        determination of the annual compensation of administrators.

Inclusion of provisions to specify the authority of the General Meeting in the Company Bylaws in order to improve the corporate governance of the Company.

CHAPTER VI THE BOARD OF DIRECTORS	CHAPTER VI THE BOARD OF DIRECTORS	CHAPTER VI THE BOARD OF DIRECTORS	Wording unaltered.

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, shareholders, whether residents of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether shareholders or not, whether residents of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether shareholders  or not, whether residents of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

Alteration of the provision in compliance with Law No. 72431/11, which amended the wording of article 146 of the Corporation Law and orthographical adaptation made in the Portuguese version of these Bylaws.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time~~.,~~  observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Alteration to highlight observance of the specific rules that may be set out in the Shareholders’ Agreements filed at the Company’s headquarters and orthographical adaptation made in the Portuguese version of these Bylaws.

.

There is no correspondent provision.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Alteration to meet the requirement of the New BM&FBovespa Level 1 Listing Regulation.
Article 20 - Members of the Board of Directors will have a term of office of two (2) years, with re-election being permitted.	Article 20 - Members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.	Article 20 - Members of the Board of Directors will have a unified term of office of two (2) years, with ~~re-election~~reelection being permitted.	Wording altered to expressly provide regarding the unified mandate of Board of Directors members, pursuant to item 4.5 BM&FBovespa Level 1 Listing Regulation.

Sole Paragraph - The members of the Board of Directors will take office by signing instruments of investiture contained in the Book of Minutes of the Body, and will remain in their positions until their substitutes take office.

Sole Paragraph - The members of the Board of Directors will take office by signing instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation and the policies in effect at the Company, and will remain in their positions until their successors take office.

Sole Paragraph - The members of the Board of Directors will take office by signing instruments of investiture ~~contained~~drawn up in the Book of Minutes of the ~~Body~~Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation and the policies in effect at the Company, and will remain in their positions until their ~~substitutes~~ successors  take office.

Alteration of the wording of the sole paragraph seeking to reflect the provisions of articles 149 and 150, paragraph 4 of the Corporation Law, of the Regulation and the other current applicable rules. The purpose of the alteration is also to ensure the Company that an elected administrator is aware of and consents to its practices and its philosophy.

Article 21 - The terms of office of the Chairman and Vice-Chairman will be one (1) year, with re-election being permitted.	Article 21 - The terms of office of the Chairman and Vice-Chairman will be two (2) years, with reelection being permitted.	Article 21 - The terms of office of the Chairman and Vice-Chairman will be ~~one (1) year~~two (2) years, with ~~re-election~~reelection being permitted.	Alteration of the mandate of the Chairman and Vice-Chairman of the Board of Directors to two (2) years in order to be aligned with the mandate of the other Members.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absence or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as Chairman of the Board of Directors.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absence or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as Chairman of the Board of Directors.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absence or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as Chairman of the Board of Directors.

Improvement of the wording.

Article 23 - In the event of a vacancy, a General Meeting will be called within thirty (30) days, to elect the member who must complete the remaining term of office of the replaced member.

Article 23 - In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member is nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 23 - In the event of a vacancy~~, a~~ in the position of Member, the substitute shall automatically become its alternate in case no other Member is nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting ~~will~~in which its name may be ~~called within thirty (30) days,~~ratified or substituted by the shareholders. The substitute elected to ~~elect~~fill  the ~~member who~~position  must complete the remaining management term of ~~office of~~the replaced member.

Alteration of the provision seeking to (i) adjust the rules for replacing members of the Board of Directors in case of vacancy, pursuant to the terms of article 150 of the Corporation Law and (ii) set forth the need to observe the rules set out in the Shareholders’ Agreements filed at the Company’s headquarters.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

	Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.	Wording unaltered.

First Paragraph - Between the day of calling and the day of holding the extraordinary meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty-eight (48) hours.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty-eight (48) hours, in addition to making a duly supported docket available.

First Paragraph - Between the day of calling and the day of holding the ~~extraordinary~~  meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty-eight (48) hours~~.~~ , in addition to making a duly supported docket available.

Alteration in order to ensure availability of the material needed for deliberation by the members of the Board of Directors.

Second Paragraph - The Board of Directors will only deliberate with the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by the majority vote of the Directors attending the Meeting.

Second Paragraph - The Board of Directors will only deliberate with the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Second Paragraph - The Board of Directors will only deliberate with the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by ~~the~~a  majority vote  observing the provisions in the ~~Directors attending~~Shareholders’ Agreement filed at the ~~Meeting.~~ Company’s headquarters.

Alteration to ensure observance of the any specific rules set forth in the Shareholders’ Agreements filed at the Company’s headquarters.

Article 25 - The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 25 - The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 25 - The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

Article 26 - The Board of Directors is responsible for:

Article 26 - The Board of Directors is responsible for:

	Article 26 - The Board of Directors is responsible for:	Wording unaltered.
a) setting the general business policy of the Company;

(i) setting the general business policy of the Company;

	~~a~~(i) setting the general business policy of the Company;	Wording unaltered.
b) deciding on new investments;

(ii) deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (R$100,000,000.00);

	~~b~~(ii) deciding on ~~new~~operational or expansion investments~~;~~  for the Company and its controlled companies in amounts greater than one hundred million Reais (R$100,000,000.00);	Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.

c) deciding on the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as the yearly and multi-year budgets, and monitoring implementation thereof;

(iii) deciding on the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as the yearly and multi-year budgets, and monitoring implementation thereof;

~~c~~(iii) deciding on the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as the yearly and multi-year budgets, and monitoring implementation thereof;

Wording unaltered.
d) approving proposals for policies to be applied generally within the Company;

(iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

	~~d~~(iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance;	Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.

e) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for distribution of net profits ascertained, as well as allocation of reserves;

(v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for distribution of net profits ascertained, as well as allocation of reserves;

~~e~~(v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for distribution of net profits ascertained, as well as allocation of reserves;

Wording unaltered.

f) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process;

(vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

~~f~~(vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process~~;~~ , as well as approving any Internal Rules of such committees;

Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.
g) approving the criteria for the employee participation in the profit sharing program;	(vii) approving the criteria for the employee participation in the profit sharing program;	~~g~~(vii) approving the criteria for the employee participation in the profit sharing program;	Wording unaltered.

h) appointing and dismissing the Directors of the Company and establishing the attributions and compensation of the same, pursuant to the terms of these bylaws and the aggregate budget established by the General Meeting;

(viii) appointing and dismissing the Directors of the Company and establishing their attributions and compensation , pursuant to the aggregate budget established by the General Meeting, the provisions of these Bylaws and of the Shareholders’ Agreements filed at the Company’s headquarters;

~~h~~(viii) appointing and dismissing the Directors of the Company and establishing ~~the~~their  attributions and compensation ~~of the same~~, pursuant to the ~~terms of these bylaws and the~~ aggregate budget established by the General Meeting~~;~~ , the provisions of these Bylaws and of the Shareholders’ Agreements filed at the Company’s headquarters;

Adaptation of the wording and improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.

i) monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;	(ix) monitoring management, examining at any time the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;	~~i~~(ix) monitoring management, examining at any time the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;	Wording unaltered.
j) appointing and dismissing the Company’s independent auditors;	(x) appointing and replacing the independent auditors of the Company and its controlled companies;	~~j~~(x) appointing and ~~dismissing~~replacing the ~~Company’s~~ independent auditors of the Company and its controlled companies;	Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.
k) calling the Annual and Extraordinary General Meeting(s);	(xi) calling the Annual and Extraordinary General Meeting(s);	~~k~~(xi) calling the Annual and Extraordinary General Meeting(s);	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

l) submitting to the General Meeting proposals regarding consolidation, spinoffs, merger or the dissolution of the Company, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xii) submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

~~l~~(xii) submitting to the General Meeting proposals regarding consolidation, ~~spinoffs~~spin-off, merger ~~or the dissolution~~, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

Orthographical adaptation made in the Portuguese version of these Bylaws and alteration of the provision seeking to include the share takeover operation among the issues that must be submitted to the General Meeting by the Board of Directors, pursuant to the Corporation Law.

m) deciding on the organization of and participation in other companies;	(xiii) deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;	~~m~~(xiii) deciding on the ~~organization of and~~ participation of the Company in ~~other~~ companies~~;~~ , partnerships, profit and non-profit associations or consortiums;	Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.
n) approving the acquisition of assets and the contracting of services of any kind in amounts exceeding one hundred million reais (R$100,000,000.00), in accordance with the Company’s Business Plans;

(xiv) approving the acquisition of assets (except those classified under item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in annual amounts exceeding two hundred million reais (R$200,000,000.00), by contract or sequence of similar contracts within the same transaction, provided they are in accordance with the Company’s Business Plan;

~~n~~(xiv) approving the acquisition of assets (except those classified under item xv below) and the contracting of services of any kind ~~in~~by the Company and any of its controlled companies in annual amounts exceeding ~~one~~two  hundred million reais (R$~~100~~200,000,000.00), by contract or sequence of similar contracts within the same transaction, provided they are in accordance with the Company’s Business ~~Plans;~~   Plan;

Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.

There is no correspondent provision.

xv) approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

xv) approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.
There is no correspondent provision.

xvi) approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

xvi) approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.

o) deciding on the lease, disposal, encumbrance and liens on the Company’s property, plant and equipment, where the amount of the relevant operation exceeds thirty million reais (R$30,000,000,00);

xvii) deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

~~o) deciding on the lease, disposal, encumbrance and liens on the Company’s property, plant and equipment, where the amount of the relevant operation exceeds thirty million reais (R$30,000,000,00);~~  xvii) deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.

p) deciding on any contract between the Company and the holders of its common shares, companies controlled thereby, or individuals owning common shares or quotas in corporate entities that are holders of the Company’s common shares, in amounts exceeding five million reais (R$5,000,000.00) per operation;

xviii) deciding on contracts, except those for the provision of raw materials, between the Company, or any of its controlled companies, on the one part, and any of its shareholders holding common shares, any administrator of the Company, its controlling company, controlled companies or related parties, on the other part, in amounts exceeding five million Reais (R$5,000,000.00) per transaction or jointly exceeding fifteen million Reais (R$15,000,000.00) per fiscal year;

~~p~~xviii) deciding on ~~any contract~~contracts, except those for the provision of raw materials, between the Company, or any of its controlled companies, on the one part, and ~~the holders~~any  of its shareholders holding common shares, ~~companies~~any administrator of the Company, its controlling company,  controlled ~~thereby, or individuals owning common shares~~companies  or ~~quotas in corporate entities that are holders of the Company’s common shares~~related parties, on the other part, in amounts exceeding five million ~~reais~~Reais  (R$5,000,000.00) per operationtransaction or jointly exceeding fifteen million Reais (R$15,000,000.00) per fiscal year;

Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.

q) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans or financing, whether in Brazil or elsewhere;

xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

~~q~~xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans ~~or~~ financing  or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

Alterations made to allow the Company to comply with the rules of administrative right and those inherent to the capital market.

r) deciding on the granting of guarantees for any value to any third parties that are not controlled companies of the Company;	r) deciding on the granting of guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;	r) deciding on the granting of guarantees by the Company or its controlled companies for any value related to ~~any~~obligations assumed by third parties that are not controlled companies of the Company;	Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.
s) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants, as well as of promissory notes for public distribution (“commercial paper”);

(xxi) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);

~~s~~(xxi) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);

Adaptation of the wording.

t) authorizing the Company to purchase its own shares to be held in treasury or to be cancelled, as well as the respective divestment, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

xxii) approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

~~t) authorizing~~xxii) approving the program for repurchase of shares of the Company ~~to purchase~~or any of its ~~own shares~~ publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective ~~divestment~~shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.

u) approving the issue of simple debentures not convertible into shares and unsecured by tangible assets;	xxiii) approving the issue of debentures convertible into shares within the limit of the authorized capital, and the issue of debentures not convertible into shares;

~~u~~xxiii) approving the issue of simpledebentures convertible into shares within the limit of the authorized capital, and the issue of debentures not convertible into shares ~~and unsecured by tangible assets;~~ ;

Wording altered to confer greater agility to the issue of debentures, pursuant to the Law No. 12431/11, which amended article 59 of the Corporation Law, allowing the Board of Directors to deliberate regarding the use of debentures convertible and non-convertible in to shares.

v) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or to a company under its control, stock options within the limit of its authorized capital and according to a plan approved by the General Meeting

xxiv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or to a company under its control, stock options within the limit of its authorized capital and according to a plan approved by the General Meeting;

~~v~~xxiv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or to a company under its control, stock options within the limit of its authorized capital and according to a plan approved by the General Meeting;

Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.
There is no correspondent provision.

xxv) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

xxv) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.

There is no correspondent provision.	xxvi) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;	xxvi) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;	Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.
There is no correspondent provision.

xxvii) instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;

xxvii) instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;

Improvement of corporate governance with the establishment of detailed rules regarding the decision-making authority.
w) deciding, within the limits of its authority, on cases not covered by these bylaws.	(xxviii) deciding, within the limits of its authority, on cases not covered by these bylaws; and	~~w~~(xxviii) deciding, within the limits of its authority, on cases not covered by these bylaws~~.~~; and	Wording unaltered.

There is no correspondent provision.

xxix) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

xxix) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

Inclusion of the provision seeking to establish the authority of the Board of Directors to deliberate on the waiver of the right to subscribe shares or debentures convertible into shares in the cases set out in the provision.

Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions:	Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions:	Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions:	Wording unaltered.
a) calling and directing the meetings of the Board of Directors; and	a) calling and directing the meetings of the Board of Directors;	a) calling and directing the meetings of the Board of Directors; ~~and~~ 	Wording unaltered.
b) calling the General Meeting, subject to approval by the Board of Directors.	b) calling the General Meeting, subject to approval by the Board of Directors.	b) calling the General Meeting, subject to approval by the Board of Directors.	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

Wording unaltered.
CHAPTER VII EXECUTIVE BOARD	CHAPTER VII EXECUTIVE BOARD	CHAPTER VII EXECUTIVE BOARD	Wording unaltered.

Article 29 - The Executive Board will consist of at least 4 (four) and at most ten (10) individuals, with one Chief Executive Officer and the remaining Directors without any specific designation, and all elected by the Board of Directors.

Article 29 - The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 29 - The Executive Board will consist of at least ~~4 (~~four  (4) and at most ten (10) individuals, with one Chief Executive Officer ~~and the remaining Directors without any specific designation, and all~~ elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Alteration regarding the need to observe specific rules in the Shareholders’ Agreements filed at the Company’s headquarters.

Article 30 - The Executive Board Officers will have a term of office of two (2) years, coinciding with the term of office of the members of the Board of Directors, with re-election being permitted	Article 30 - The Executive Board officers will have a term of office of three (3) years.

Article 30 - The Executive Board ~~Officers~~officers  will have a term of office of ~~two (2~~ three (3) years~~, coinciding with the term of office of the members of the Board of Directors, with re-election being permitted~~.

Increase of the mandate for Officers to three (3) years, as set forth in article 143 of the Corporation Law, seeking to provide greater continuity to the work performed by the Company’s administration.

First Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings.

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the policies in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

~~First~~Sole  Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes ~~od the Executive Board’s Meetings.~~  of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the policies in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Alteration of the wording of the former first paragraph seeking to reflect the provisions in articles 149 and 150, paragraph 4, of the Corporation Law and in the BM&FBovespa Level 1 Listing Regulation and the other current applicable rules. The purpose of the alteration is also to ensure the Company that an elected administrator is aware of and consents to its practices and its philosophy.

Second Paragraph - The Officers will remain in office, exercising their powers in full until such time as their substitutes take office.	~~Second Paragraph - The Officers will remain in office, exercising their powers in full until such time as their subtitutes take office.~~ 	Exclusion of this paragraph is based on the provisions contained in the new sole paragraph of this article.

Article 31 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating their substitute from among the other Officers.

Article 31 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article 31 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating ~~their substitute~~ from among the other Officers~~.~~ , his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Improvement of the wording and inclusion of the provision to ensure observance of the rules established in the Shareholders’ Agreements files at the Company’s headquarters.
Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.	Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.	Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.	Wording unaltered.

Article 32 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office. If there are five (5) or more members, the Board of Directors will have the option of leaving the position vacant.

Article 32 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article 32 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office~~. If there are five (5) or more members,~~, observing  the ~~Board~~provisions  of ~~Directors will have~~ the ~~option of leaving~~Shareholders’ Agreement filed at  the ~~position vacant.~~Company’s headquarters.

Alteration to ensure observance of the specific rules set forth in the Shareholders’ Agreements filed at the Company’s headquarters.

Article 33 - The Executive Board will be responsible for:	Article 33 - The Executive Board will be responsible for:	Article 33 - The Executive Board will be responsible for:	Wording unaltered.
a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies;	a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies;	a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies;	Wording unaltered.
b) preparing the Business Plan to be submitted to the Board of Directors’ approval;		~~b) preparing the Business Plan to be submitted to the Board of Directors’ approval;~~ 	Duty diverted to the CEO of the Company in order to become aligned with the corporate governance practices adopted by the Company. Subject provided for in the current Article 34, (e).

c) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting;

b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting;

~~c~~b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting;

Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.
d) propose polices to the Board of Directors for general application in the Company.		~~d) propose policies to the Board of Directors for general application in the Company. the Board of Directors for general application in the Company.~~ 	Duty diverted to the CEO of the Company in order to become aligned with the corporate governance practices adopted by the Company. Subject provided for in the current Article 34, (f).

Article 34 - The Chief Executive Officer will be responsible for:	Article 34 - The Chief Executive Officer will be responsible for:	Article 34 - The Chief Executive Officer will be responsible for:	Wording unaltered.
a) proposing the overall organizational macrostructure of the Company to the Board of Directors;	a) proposing the overall organizational macrostructure of the Company to the Board of Directors;	a) proposing the overall organizational macrostructure of the Company to the Board of Directors;	Wording unaltered.
b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan;	b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan;	b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan;	Wording unaltered.
c) representing the Company, both as plaintiff or defendant, whether in or out of court, without prejudice to the provisions of Article 37 of these Bylaws;		~~c) representing the Company, both as plaintiff or defendant, whether in or out of court, without prejudice to the provisions of Article 37 of these Bylaws;~~	Line excluded due to alteration of the duties of any two (2) Officers, pursuant to the Sole Paragraph of Article 35 below.
d) calling and presiding over meetings of the Executive Board.	c) calling and presiding over meetings of the Executive Board.	~~d~~c) calling and presiding over meetings of the Executive Board.	Wording unaltered.
There is no correspondent provision.	d) submitting the Business Plan to approval by the Board of Directors; and	d) submitting the Business Plan to approval by the Board of Directors; and	Alteration made in order to achieve alignment with the governance practices adopted by Braskem. Subject previously provided for in Article 33, b.

There is no correspondent provision.	e) proposing policies to the Board of Directors for general application in the Company.	e) proposing policies to the Board of Directors for general application in the Company.	Alteration made in order to achieve alignment with the governance practices adopted by Braskem. Subject previously provided for in Article 33, d.
Article 35 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.	Article 35 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.	Article 35 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.	Wording unaltered.
There is no correspondent provision.	Sole Paragraph – Without prejudice to the provisions of Article 37 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court,	Sole Paragraph – Without prejudice to the provisions of Article 37 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court,	Shifting of a duty previously incumbent upon the CEO.
Article 36 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.	Article 36 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.	Article 36 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.	Wording unaltered.

Sole Paragraph - The powers of attorney must specify the powers granted, and except for those granted to attorneys for representation of the Company in legal or administrative proceedings, will be effective for at most one (1) year.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term of office, which shall be limited to a maximum of one (1) year, expect for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Sole Paragraph - The powers of attorney must specify the powers granted and ~~except~~the duration of the term of office, which shall be limited to a maximum of one (1) year, expect  for those granted ~~to attorneys~~ for representation of the Company in legal or administrative proceedings~~, will be effective for at most one (1) year.~~  or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

The proposed alteration seeks to adapt the provision to Article 144, sole paragraph of the Corporation Law, which requires determination of the length of the term of office, except in case of a judicial power of attorney. In addition, the alteration is necessary, given the impossibility of limiting the term in the powers of attorney granted to representatives, trustees, in electricity auction proceedings and in financial agreements.

Article 37 - Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by:	Article 37 - Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by:	Article 37 - Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by:	Wording unaltered.
a) 2 (two) Officers;	a) 2 (two) Officers;	a) 2 (two) Officers;	Wording unaltered.
b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 36 of these Bylaws.	b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 36 of these Bylaws.	b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 36 of these Bylaws.	Wording unaltered.
First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws:	First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws:	First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws:	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

a) the endorsement of checks and money orders for deposit in the Company’s bank account;	a) the endorsement of checks and money orders for deposit in the Company’s bank account;	a) the endorsement of checks and money orders for deposit in the Company’s bank account;	Wording unaltered.
b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS);	b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS);	b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS);	Wording unaltered.
c) the registration and issue of documents regarding labor, tax and customs-related matters	c) the registration and issue of documents regarding labor, tax and customs and digital certification related matters.	c) the registration and issue of documents regarding labor, tax and customs and digital certification related matters.	Alteration made in order to comply with the current requirements of the Company.
d) the receipt of any amounts due by signing the receipts and giving release.	d) the receipt of any amounts due by signing the receipts and giving release.	d) the receipt of any amounts due by signing the receipts and giving release.	Wording unaltered.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in Article 36 of these Bylaws.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in Article 36 of these Bylaws.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in Article 36 of these Bylaws.

Wording unaltered.
Article 38 - The Executive Board will meet when summoned by the Chief Executive Officer.	Article 38 - The Executive Board will meet when summoned by the Chief Executive Officer.	Article 38 - The Executive Board will meet when summoned by the Chief Executive Officer.	Wording unaltered.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 31, Sole Paragraph.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 31, Sole Paragraph.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 31, Sole Paragraph.

Wording unaltered.
Article 39 - The Executive Board is prohibited from:	Article 39 - The Executive Board is prohibited from:	Article 39 - The Executive Board is prohibited from:	Wording unaltered.
a) taking out loans with institutions that are not members of the official or private banking network, whether in Brazil or abroad, unless expressly authorized by the Board of Directors;	a) taking out loans with institutions that are not members of the official or private banking network, whether in Brazil or abroad, unless expressly authorized by the Board of Directors;	a) taking out loans with institutions that are not members of the official or private banking network, whether in Brazil or abroad, unless expressly authorized by the Board of Directors;	Wording unaltered.

b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees to third-party liabilities, except to fully controlled companies, or if expressly authorized by the Board of Directors.

b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees to third-party liabilities, except to fully controlled companies, or if expressly authorized by the Board of Directors.

b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees to third-party liabilities, except to fully controlled companies, or if expressly authorized by the Board of Directors.

Wording unaltered.

CHAPTER VIII FISCAL BOARD	CHAPTER VIII FISCAL BOARD	CHAPTER VIII FISCAL BOARD	Wording unaltered.
Article 40 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, operate on a permanent basis, in accordance with the Law.

Article 40 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Article 40 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Alteration made to ensure compliance with the specific rule contained in the Shareholders’ Agreements filed at the Company’s headquarters.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided they jointly represent ten percent (10%) or more of the voting shares.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided they jointly represent ten percent (10%) or more of the voting shares.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided they jointly represent ten percent (10%) or more of the voting shares.

Wording unaltered.
Article 41 - The Fiscal Board will be effective for one (1) year, re-election being permitted, and the election shall always take place during the Annual General Meeting.	Article 41 - The Fiscal Board will be effective for one (1) year, re-election being permitted, and the election shall always take place during the Annual General Meeting.	Article 41 - The Fiscal Board will be effective for one (1) year, re-election being permitted, and the election shall always take place during the Annual General Meeting.	Orthographical adaptation.

There is no correspondent provision.

First Paragraph - The members of the Board of Directors will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the policies in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

First Paragraph - The members of the Board of Directors will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the policies in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Alteration in order to become better aligned with best corporate governance practices.

There is no correspondent provision.

Second Paragraph - In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors from among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Second Paragraph - In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors from among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Alteration in order to become better aligned with best corporate governance practices.
Sole Paragraph - The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.	Third Paragraph - The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.	~~Sole~~Third Paragraph - The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.	Wording unaltered.
Article 42 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.	Article 42 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.	Article 42 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

CHAPTER IX FINANCIAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS	CHAPTER IX FINANCIAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS	CHAPTER IX FINANCIAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS	Wording unaltered.
Article 43 - The financial year begins on January 1 and ends on December 31 of each year.	Article 43 - The financial year begins on January 1 and ends on December 31 of each year.	Article 43 - The financial year begins on January 1 and ends on December 31 of each year.	Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.
Article 44 - At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.	Article 44 - At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.	Article 44 - At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.	Wording unaltered.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after allowing for accumulated losses and the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after ~~allowing for~~absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Improvement of the wording and orthographical adaptation made in the Portuguese version of these Bylaws.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Wording unaltered.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No. 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned:

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No. 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned:

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No. 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned:

Wording unaltered.
a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and	a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and	a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and	Wording unaltered.

b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Wording unaltered.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements; if there is positive net income in such statements and in the annual statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, the Executive Board being prohibited from distributing dividends on an ad referendum basis.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements~~; if~~. If there is positive net income in such ~~statements and in the annual~~  statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ~~the Executive Board being prohibited from distributing dividends on an~~ ad referendum  ~~basis.~~of the General Meeting.

Wording adapted according to the provisions of article 204 of the Corporation Law.
Fifth Paragraph - The Board of Directors may declare interim dividends using accumulated profits or the profit reserves held over from previous annual or half-yearly balance sheets.	Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.	Fifth Paragraph - The Board of Directors may declare interim dividends using ~~accumulated profits or the~~ profit reserves held over from previous annual or half-yearly balance sheets.	Alteration to reflect extinguishment of the law for calculating “accumulated profits.”

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 44 of these bylaws, respectively.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 44 of these bylaws, respectively.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 44 of these bylaws, respectively.

Wording unaltered.

Article 45 - The dividends and the interest on capital considered in the sixth paragraph of Article 44 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

Article 45 - The dividends and the interest on capital considered in the sixth paragraph of Article 44 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

Article 45 - The dividends and the interest on capital considered in the sixth paragraph of Article 44 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

Wording unaltered.

CHAPTER X SHAREHOLDERS AGREEMENT	CHAPTER X SHAREHOLDERS AGREEMENT	CHAPTER X SHAREHOLDERS AGREEMENT	Wording unaltered.

Article 46 - The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Article 46 - The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Article 46 - The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

Orthographical adaptation made in the Portuguese version of these Bylaws. Wording unaltered in the English version.
CHAPTER XI GENERAL CONSIDERATIONS	CHAPTER XI GENERAL CONSIDERATIONS	CHAPTER XI GENERAL CONSIDERATIONS	Wording unaltered.
Article 47 - The Company shall be liquidated pursuant to the terms of the Law.	Article 47 - The Company shall be liquidated pursuant to the terms of the Law.	Article 47 - The Company shall be liquidated pursuant to the terms of the Law.	Wording unaltered.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Orthographical adaptation.

Election of Board of Directors’ Member

(required by article 10 of ICVM No. 481 – items 12.6 to 12.10 of the Reference Form)

Basic Information
Name: Gustavo Tardin Barbosa
Age: 51
Profession: Civil Engineer
Individual Taxpayers’ Register (CPF) or Passport Number: CPF No. 720.925.307-63
Elected position occupied: Alternate Member of the Board of Directors
Election Date: February 28, 2012
Date Invested in Office: February 28, 2012
Term of Office: until the ordinary general meeting of the Company to be held in 2012.
Other positions or jobs held in the Company: Not applicable.
Was the aforementioned individual elected by the controlling company? (Yes/No): No

Professional Experience (last 5 years)

Mr. Gustavo Tardin Barbosa has held the position of Executive Manager of Finance of PETROBRAS since 2011 and previously held the position of Financial Manager of Petrobras America Inc (PAI). Mr. Gustavo Tardin Barbosa obtained a bachelor’s degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro, graduate degrees in Corporate Finance from the London Business School and Advanced Management from the Wharton School.

Additional Information

Description of any of the following events which may have occurred in the last 5 years:

(i)     received a criminal adverse sentence:

A.: Not applicable

(ii)   any adverse sentence in a CVM administrative proceeding and the applicable penalties:

A.: Not applicable

(iii)  any final and unappealable decision, in the legal or administrative spheres, which suspended or disqualified the individual from practicing any professional or commercial activity:

A.: Not applicable

Inform the existence of marriage, stable union or affinity up to the second degree with:

(i)     Any Company administrator?

A.: Not applicable

(ii)   Any administrator of the Company’s direct or indirect controlled companies?

A: Not applicable

(iii)  Any direct or indirect controlling parties of the Company?

A: Not applicable

Provide information on subordination, service provision or control relationships maintained during the last three fiscal years between Company’s administrators and:

(i)     A company directly or indirectly controlled by the Company?

A.: Not applicable

(ii)   A Direct or indirect controlling party of the Company?

A.: Not applicable

(iii)  If relevant, any supplier, client, debtor or creditor of the Company, its controlled company or the controlling or controlled companies of any such individual?

A.: Has held the position of Executive Manager of Finance of Petrobras – Petróleo Brasileiro S.A. since 2011.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.